UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SJW GROUP

(Name of Subject Company)

SJW GROUP

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

784305104

(CUSIP Number of Class of Securities)

Suzy Papazian

General Counsel and Corporate Secretary

SJW Group

110 West Taylor Street

San Jose, California 95110

(408) 279-7800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Leif B. King

Kenton J. King

Pankaj K. Sinha

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, California 94301

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is SJW Group, a Delaware corporation (“SJW” or the “Company”). The Company’s principal executive offices are located at 110 West Taylor Street, San Jose, CA. The Company’s telephone number at this address is (408) 279-7800.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of June 1, 2018 there were 20,594,486 Shares outstanding. As specified in the preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 filed by the Company on April 25, 2018, at the close of business on March 12, 2018, (i) 65,210 Shares were issuable upon vesting of SJW restricted share units and SJW performance share units, (ii) 7,000 Shares were deliverable pursuant to the terms of vested and deferred SJW restricted share units and (iii) 118,195 deferred SJW common shares, including deferred SJW common shares with dividend equivalent rights convertible into deferred SJW common shares, were deliverable subject to and upon the terms of applicable deferral elections and based upon the foregoing there were approximately 20,692,454 Shares outstanding on a fully diluted basis on June 1, 2018.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above. The Company’s website address is www.sjwgroup.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the unsolicited tender offer by Waltz Acquisition Sub, Inc., a Delaware corporation (the “Offeror”), which, according to the Schedule TO (as defined below), is a wholly owned subsidiary of California Water Service Group, a Delaware corporation (“California Water”), pursuant to which the Offeror has offered to acquire all of the outstanding Shares at a price of $68.25 per Share net to the seller in cash, without interest and less any required withholding taxes. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.” The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with all exhibits thereto, as may be amended from time to time, the “Schedule TO”) filed by the Offeror and California Water with the Securities and Exchange Commission (the “SEC”) on June 7, 2018.

According to the Schedule TO, the purpose of the Offer is for California Water, through the Offeror, to acquire control of, and ultimately the entire equity interest in, the Company. California Water has stated that if the Offer is consummated, California Water and the Offeror intend to complete a second-step merger (the “California Water Proposed Merger”) with the Company in which the Company will become a wholly owned subsidiary of California Water and all outstanding shares that are not purchased in the Offer (other than shares held by California Water and its subsidiaries or stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. The Offer currently is scheduled to expire at 5:00 p.m., New York City time, on August 3, 2018 (the “Expiration Date”). Offeror has stated that Offeror may, in its sole discretion, extend the Offer from time to time for any reason.

The Schedule TO provides that the Offer is subject to numerous conditions, which include the following, among others:

•	the “Minimum Tender Condition”— there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by California Water and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis;

•	the “Termination Condition” — the Amended and Restated Agreement and Plan of Merger, dated as of May 30, 2018, by and among SJW, Hydro Sub, Inc., a Connecticut corporation and wholly owned subsidiary of SJW, and Connecticut Water Service, Inc., a Connecticut corporation (“CTWS”) (such agreement, the “CTWS Merger Agreement”), and the Voting and Support Agreements by and among SJW and each of the stockholders that are a party thereto as referenced in the CTWS Merger Agreement having been validly terminated in accordance with their respective terms;

•	the “Section 203 Condition” — the board of directors of the Company (the “Board”) having approved the Offer under Section 203 of the Delaware General Corporation Law (“DGCL”) or the Offeror being satisfied, in its reasonable discretion, that Section 203 of the DGCL is inapplicable to the Offer;

•	the “State Regulatory Condition” — the approvals required by the California Public Utilities Commission (“CPUC”) and the Public Utility Commission of Texas (“TPUC”) shall have been obtained; and

•	the “HSR Condition” — the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having expired or been terminated.

In addition, the Offer provides that Offeror will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (relating to the Offeror’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date any of the Minimum Tender Condition, the Termination Condition, the Section 203 Condition, the State Regulatory Condition, or the HSR Condition shall not have been satisfied, or if, at any time on or after the date of this Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

•	any Legal Restraint (as defined in the CTWS Merger Agreement) shall be in effect, or any suit, action or other proceeding that has been initiated by a Governmental Entity having jurisdiction over SJW, any Regulated SJW Subsidiary, California Water or any Regulated California Water Subsidiary shall be pending, in which such Governmental Entity seeks to impose, or has imposed, any Legal Restraint, in each case that, prevents, makes illegal or prohibits the consummation of the Offer, the California Water Proposed Merger, or the other transactions contemplated by the Offer to Purchase;

•

since the date of the Offer, there shall have occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a

Material Adverse Effect with respect to the Company that has not been ameliorated or cured such that a Material Adverse Effect no longer exists; and

•	California Water or any of its affiliates has entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other similar business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries pursuant to which it is agreed that the Offer will be terminated, or reached any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated.

For the purposes of the conditions to the Offer, the following terms shall have the respective meanings assigned to them below:

(a)	“Governmental Entity” means a relevant federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or regulatory commission or other governmental authority or instrumentality, whether domestic, foreign or supranational.

(b)	“Judgment” means any judgment, order or decree of a Governmental Entity or arbitrator.

(c)	“Law” means any statute, law (including common law), ordinance, rule, regulation or other binding legal requirement, including the rules and regulations of the NYSE or the NASDAQ Global Select Market, as applicable.

(d)	“Legal Restraints” means Law and Judgment, preliminary, temporary or permanent, issued by any court or tribunal of competent jurisdiction.

(e)

“Material Adverse Effect” means, with respect to SJW, any fact, circumstance, effect, change, event or development that materially adversely affects the business, properties, financial condition or results of operations of SJW and its Subsidiaries, taken as a whole, excluding any fact, circumstance, effect, change, event or development to the extent that it results from or arises out of (i) changes or conditions generally affecting the industries in which SJW and any of its Subsidiaries operate, except to the extent such change or condition has a materially disproportionate effect on SJW and its Subsidiaries, taken as a whole, relative to others in the industries in which SJW and any of its Subsidiaries operate, (ii) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such condition has a materially disproportionate effect on SJW and its Subsidiaries, taken as a whole, relative to others in the industries in which SJW and any of its Subsidiaries operate, (iii) any failure, in and of itself, by SJW to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (iv) the commencement of the Offer or the public announcement, pendency or performance of the Offer or any of the other transactions contemplated by this Offer to Purchase, including the impact thereof on the relationships, contractual or otherwise, of SJW or any of its Subsidiaries with employees, labor unions or other similar organizations, customers, suppliers or partners, (v) any change, in and of itself, in the market price or trading volume of SJW’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (vi) any change in applicable Law or United States generally accepted accounting principles (or authoritative interpretation thereof), except to the extent such change has a materially disproportionate effect on SJW and its Subsidiaries, taken as a whole, relative to others in the industries in which SJW and any of its Subsidiaries operate, (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the Offer, except to the extent such effect has a materially disproportionate effect on SJW and its

Subsidiaries, taken as a whole, relative to others in the industries in which SJW and any of its Subsidiaries operate, (viii) the occurrence of natural disasters, force majeure events or weather conditions adverse to the business being carried on by SJW, California Water or any of their respective Subsidiaries, (ix) any proceeding brought or threatened by shareholders of California Water or stockholders of SJW (whether on behalf of SJW, the Offeror, California Water or otherwise) asserting allegations of breach of fiduciary duty relating to the Offer or otherwise arising out of or relating to the Offer, the California Water Proposed Merger and the other transactions contemplated by this Offer to Purchase or violations of securities Laws in connection therewith, (x) changes in interest or currency exchange rates, or (xi) any actions required to be taken pursuant to the express terms of the Offer.

(f)	“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

(g)	“Regulated SJW Subsidiary” means San Jose Water Company and SJWTX, Inc. (dba Canyon Lake Water Service Company).

(h)	“Regulated California Water Subsidiary” means California Water Service Company, New Mexico Water Service Company, Washington Water Service Company, and Hawaii Water Service Company, Inc.

(i)	“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

According to the Schedule TO, the principal business address of the Offeror is 1720 North First Street, San Jose, CA 95112 (telephone number (408) 367-8200).

With respect to all information described in this Statement contained in the Schedule TO and any exhibits, amendments or supplements thereto, including information concerning the Offeror, California Water or their respective affiliates, officers or directors, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by California Water or the Offeror to disclose any events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or as otherwise incorporated herein by reference, including in exhibits (e)(4)-(e)(28) in Item 9 and in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 6, 2018 (the “2018 Proxy Statement”), relating to the Company’s 2018 annual meeting of stockholders, which excerpts are set forth as Exhibits (e)(2) and (e)(3) hereto, as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors, or affiliates, or (ii) the Offeror or any of its respective executive officers, directors, or affiliates, on the other hand. Exhibits (e)(2) and (e)(3) are incorporated herein by reference and includes the following sections from the 2018 Proxy Statement: “Compensation of Directors” and “Executive Compensation and Related Information” respectively.

Any information contained in the pages from the 2018 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Shares Held by Non-Employee Directors and Executive Officers of the Company

As a group, the non-employee directors and executive officers of the Company hold beneficial ownership of an aggregate of approximately 2,313,025 Shares as of June 7, 2018. If the Company’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company who tender their Shares. If the non-employee directors and executive officers were to tender all of the approximately 2,313,025 Shares beneficially owned by them (including 2,137,868 Shares held in trusts for which one of the Company’s directors, Robert Van Valer, is the trustee) for purchase pursuant to the Offer and those Shares were purchased by the Offeror for $68.25 per Share, then the non-employee directors and executive officers (or the trusts for which Mr. Van Valer serves as trustee) would collectively receive an aggregate amount of approximately $157,863,956 in cash. To the knowledge of the Company, none of the Company’s non-employee directors or executive officers currently intends to tender any of the Shares beneficially owned by them pursuant to the Offer.

Arrangements with Current Non-Employee Directors of the Company

Set forth below is a discussion of the treatment in connection with the Offer of equity incentive compensation awards held by the Company’s non-employee directors. For purposes of valuing the amount of benefits that could be realized by the non-employee directors in respect of such awards in connection with the Offer, the discussion below assumes that the non-employee directors will receive, with respect to the Shares subject to such awards, the same $68.25 per Share consideration being offered to all other stockholders of the Company in connection with the Offer.

Restricted Stock Units Under the Formulaic Equity Award Program

The Company has implemented a Formulaic Equity Award Program for non-employee directors under the Company’s Long Term Incentive Plan (the “LTIP”) which provides that at the close of business on the date of each annual stockholders meeting, each individual who is elected or re-elected to serve as a non-employee director will automatically be granted restricted stock units covering that number of Shares (rounded up to the next whole Share) determined by dividing the Applicable Annual Amount by the fair market value per Share on such date. The Applicable Annual Amount for 2018 was $60,000. Each restricted unit awarded entitles the non-employee director to one Share on the applicable vesting date of that unit. Each restricted stock unit award will vest in full upon the non-employee director’s continuation in Board service through the day immediately preceding the date of the first annual stockholder meeting following the annual stockholder meeting at which that restricted stock unit award was made, subject to accelerated vesting on a change in control of the Company.

Pursuant to this program, on April 25, 2018, each non-employee director elected at the 2018 annual stockholder meeting received an award of restricted stock units covering 1,055 Shares. The restricted stock units will vest in full upon the non-employee director’s continuation in Board service through the day immediately preceding the date of the Company’s 2019 annual stockholder meeting, subject to accelerated vesting on a change in control of the Company.

The Offer, if consummated according to its terms without a waiver of the Minimum Tender Condition, would constitute a change in control of the Company as defined in the LTIP under which the awards were granted and the vesting of such awards would be accelerated. The following table summarizes, with respect to each non-employee director, the estimated cash value, based on the Offer price of $68.25 per Share, in respect of the unvested restricted stock units as of June 7, 2018, if the vesting of such restricted stock units were to be accelerated in connection with the Offer.

	SJW Restricted Stock Units
Name	Shares (#)	Value ($)
Non-Employee Directors
Katharine Armstrong	1,055	$72,004
Walter J. Bishop	1,055	$72,004
Douglas R. King	1,055	$72,004
Gregory P. Landis	1,055	$72,004
Debra C. Man	1,055	$72,004
Daniel B. More	1,055	$72,004
Robert A. Van Valer	1,055	$72,004

Deferred Restricted Stock Program

Messrs. King and Van Valer hold awards of deferred stock which are fully vested and will be issued from the LTIP on a distribution commencement date tied to the director’s cessation of Board service. A distribution of the deferred stock would commence if the director’s service is terminated in connection with the Offer.

The following table summarizes the estimated cash value, based on the Offer price of $68.25 per Share, of the deferred shares held by Messrs. King and Van Valer as of June 7, 2018. None of the Company’s other non-employee directors hold deferred stock.

	SJW Deferred Stock
	Shares (#)	Value ($)
Non-Employee Directors
Douglas R. King	9,294	$634,316
Robert A. Van Valer	2,705	$184,616

Pension Arrangements

Mr. King participates in the Director Pension Plan under which Mr. King will receive a benefit equal to one half of the aggregate annual retainer for service on the Board and the boards of directors of San Jose Water Company and SJW Land Company, following his cessation of service as a director, payable for four years with the same frequency as the ongoing retainers. In the event Mr. King’s service with the Company is terminated in connection with the Offer, Mr. King’s benefits under the Director Pension Plan would commence. If Mr. King’s service was terminated on June 7, 2018, he would be entitled to receive a benefit equal to $25,000 annually over the four years following such termination.

Arrangements with Current Executive Officers of the Company

Equity-Based Awards Held by Executive Officers of the Company

Set forth below is a discussion of the treatment in connection with the Offer of equity incentive compensation awards held by the Company’s executive officers. For purposes of valuing the amount of benefits that could be realized by the executive officers in respect of such awards in connection with the Offer, the discussion below assumes that the executive officers will receive, with respect to the Shares subject to such awards, the same $68.25 per Share consideration being offered to all other stockholders of the Company in connection with the Offer.

The Company has granted service-based and performance-based restricted stock units under the LTIP to its executive officers. The service-based restricted stock unit awards granted to the executive officers vest in full on a change in control if the awards are not assumed, replaced or otherwise continued. If the awards are assumed, replaced or otherwise continued following a change in control, then the awards will continue to vest over the service period subject to vesting in full on a qualifying termination following the change in control.

The performance-based restricted stock unit awards granted to the executive officers will vest with respect to the target number of Shares on a change in control if the awards are not assumed, replaced or otherwise continued. If the awards are assumed, replaced or otherwise continued following a change in control, then the awards will continue to vest with respect to the target number of Shares or other securities into which the awards are converted over the performance period subject to vesting in full on a qualifying termination following the change in control.

The Offer, if consummated according to its terms without a waiver of the Minimum Tender Condition, would constitute a change in control of the Company as defined in the LTIP under which the awards were granted. The following table summarizes, with respect to each executive officer of the Company, the estimated cash value, based on the Offer price of $68.25 per Share, in respect of unvested restricted stock units if the vesting of such restricted stock units were to be accelerated in connection with the Offer as of June 7, 2018.

	SJW Restricted Stock Units	Total Value of SJW Restricted Stock Units (#)
	Shares (#)	Value ($)
Executive Officers
Eric W. Thornburg	26,976	$1,841,112
Andrew R. Gere	5,182	$353,672
Palle L. Jensen	4,817	$328,760
James P. Lynch	5,431	$370,666
Suzy Papazian	4,657	$317,840
Andrew F. Walters	4,686	$319,820

No Other Equity-Based Awards

Other than the service-based and performance-based restricted stock units described above, there are no stock options or other equity or equity-based awards covering Shares held by the Company’s executive officers.

Employment Agreements

None of the executive officers are a party to an employment agreement that provides for payment or benefits in connection with a change in control or termination of employment following a change in control.

Executive Severance Plan

Executive officers of the Company who are serving in such capacity at the time of a change in control or ownership of the Company may become entitled to severance benefits under the Company’s Executive Severance Plan if (a) his or her employment is terminated by the Company for any reason other than good cause (as defined in such plan) after the Company enters into an agreement to effect the change in control or ownership but before such agreement is terminated or prior to the expiration of a 24-month period following the effective date of the change in control or ownership, or (b) he or she resigns for good reason (as defined in such plan) within the 24-month period following the effective date of the change in control or ownership. If an executive officer experiences a qualifying termination, such officer will be entitled to (i) a cash severance benefit consisting of three times the annual base salary and target annual cash incentive compensation (as in effect for the fiscal year of such cessation of employee status or, if higher, immediately before the change in control or ownership), and for Mr. Thornburg, an amount equal to the annual bonus for the year of termination based on actual performance, pro-rated for the number of days of employment during the year of termination, (ii) he or she will be reimbursed for the cost of COBRA continuation coverage under the Company’s group health care plans for himself or herself and his or her spouse and eligible dependents until the earlier of (x) the date of the last annual installment of his or her cash severance benefit or (y) the first date on which the executive officer is covered under another employer’s health benefit program without exclusion for any pre-existing medical condition, and (iii) to the extent such executive officer participates in the Executive Supplemental Retirement Plan (the “SERP”), he or she will be deemed to be three years older and be given three additional years of service for purposes of calculating his or her pension benefit under the SERP (the “Enhanced Pension Benefit”). Under the Executive Severance Plan, equity awards will be treated in accordance with the applicable award agreement. As discussed above, in the section entitled “Equity-Based Awards Held by Executive Officers of the Company,” the outstanding equity awards held by the executive officers will immediately vest and become exercisable upon a change in control if the awards are not assumed, replaced or otherwise continued or a qualifying termination thereafter.

If an officer qualifies for benefits under the Executive Severance Plan and any payment made in connection with a change in control or the subsequent termination of the officer’s employment becomes subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986 (the “Excise Tax”), then such payment or benefit will be grossed-up (except for Mr. Thornburg) to ensure that such officer does not incur any out-of-pocket cost with respect to such Excise Tax, and such officer will accordingly receive the same net after-tax benefit he or she would have received had no Excise Tax been imposed.

Retirement and Pension Arrangements

Executive officers are eligible to receive retirement benefits under San Jose Water Company’s Retirement Plan, a tax-qualified defined benefit plan covering a broad spectrum of the Company’s employees (the “Retirement Plan”). Messrs. Jensen and Gere and Ms. Papazian also participate in the SERP and will receive a monthly benefit that supplements the pension they earn under the Retirement Plan. Messrs. Jensen and Gere and Ms. Papazian are each fully vested in his or her SERP benefit.

Messrs. Thornburg, Lynch and Walters participate in the Company’s Cash Balance Executive Supplemental Retirement Plan (the “Cash Balance SERP”), in which they each receive compensation credits and interest credits on a quarterly basis to the book account maintained for participants under the plan. Accrued benefits under the Cash Balance SERP are payable in a lump sum on the first day of the seventh month following the participant’s separation from service. Messrs. Lynch and Walters are fully vested in their Cash Balance SERP benefit. As of June 7, 2018, Mr. Thornburg had not vested in his accrued benefit under such plan. If the Offer is consummated, the vesting of the benefit under the Cash Balance SERP for Mr. Thornburg will accelerate. The actuarial present value of the accumulated benefit under the Cash Balance SERP for Mr. Thornburg, as of June 7, 2018, is $103,464, which takes into account assumptions described in the 2018 Proxy Statement and Note 10 to the Company’s consolidated financial statements included in its annual report on Form 10-K for the 2017 fiscal year.

Indemnification of Directors and Officers; Limitation on Liability of Directors

Section 145 of the DGCL authorizes a court to award or a corporation’s board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit the indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

Article V of the Company’s bylaws provides mandatory indemnification, to the full extent permitted by DGCL, the officer, directors and other persons, in specified legal proceedings involving the Company or such person. Article XI of the Company’s certificate of incorporation provides that, subject to DGCL, its directors will not be personally liable for monetary damages for breach of the director’s fiduciary duty as director to the Company and its stockholders.

This provision in the certificate of incorporation does not eliminate a director’s fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Company or its stockholders for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock purchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. In connection with the Reincorporation, the Board approved a new form of indemnification agreement to be entered into by the officers and directors and the Company. In addition, the form of indemnification agreement approved by the Board clarifies and enhances the rights and obligations of the Company and the applicable indemnitee with respect to indemnification and advancement of expenses as provided in the Company’s bylaws. A copy of the form of Indemnification Agreement is filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 15, 2016. The Company also maintains insurance policies that insure its officers and directors against certain liabilities.

Arrangements with California Water

On May 18, 2018, the Company and California Water entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with a demand by California Water to inspect certain stockholder materials of the Company pursuant to Section 220 of the DGCL. Pursuant to the Confidentiality Agreement, the Company agreed to make available to California Water certain materials in response to such stockholder records demand, and California Water agreed, among other things, to keep such materials and any information contained in such materials confidential and to use such information solely for the purpose stated in its stockholder records demand. This summary is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

Solicitation/Recommendation

The Board has reviewed the Offer after consulting with the Company’s management and financial and legal advisors. After careful consideration, the Board has determined that the Offer does not constitute a Superior SJW Proposal (as defined in the Merger Agreement) and is not in the best interests of SJW and its stockholders and recommends that SJW’s stockholders reject the Offer and not tender their Shares into the Offer. Accordingly, and for the reasons described in more detail below, the Board of Directors of the Company recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s information agent, Georgeson LLC (“Georgeson”), at the contact information below:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Stockholders, Banks and Brokers May Call Toll-Free: (866) 357-4029

A copy of a letter to stockholders communicating the Board’s recommendation and a form of press release announcing such recommendation are set forth as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

Background of the Offer; Reasons for Recommendation

Background

From time to time, the Board and SJW senior management have reviewed and evaluated various strategic alternatives available to SJW. Among the strategic alternatives evaluated were (i) maintaining SJW as an independent public company, including making strategic acquisitions, (ii) a business combination with a strategic partner or (iii) a whole-company sale of SJW. Except as otherwise described below, in recent years none of the matters evaluated in connection with any of the strategic alternatives that involved a transaction with a third party (other than strategic acquisitions by SJW and the planned Merger of Equals (defined below)) has progressed beyond the initial stages. In connection with review of such a possible transaction, the Board and SJW senior management from time to time sought the advice of J.P. Morgan Securities LLC (“J.P. Morgan”), SJW’s financial advisor, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), SJW’s outside legal counsel.

On September 12, 2016, a representative of Company A, a large water utility company, presented Mr. W. Richard Roth, then-chairman, chief executive officer and president of SJW, with an illustrative example of a transaction pursuant to which Company A would acquire all outstanding SJW shares at $55.00 per share, reflecting a 30% premium to SJW’s closing price on September 9, 2016 (the “Company A indication”).

On September 19, 2016, the finance committee of the Board (the “SJW finance committee”) held a meeting with members of SJW management in attendance. During the meeting, among other things, Mr. Roth described the September 12, 2016 meeting and the Company A indication, which the SJW finance committee reviewed and discussed along with forecasts of SJW’s standalone plan.

On October 26, 2016, the Board held a meeting with members of SJW management in attendance and representatives of Skadden and J.P. Morgan in attendance for a portion of the meeting. During the meeting, the Board discussed the Company A indication, SJW’s standalone plan and another potential strategic combination. Following such discussion, as well as consideration of financial advice from representatives of J.P. Morgan and legal advice from representatives of Skadden, the Board concluded not to proceed with discussions with Company A for various reasons, including, without limitation, SJW’s analysis of valuation under multiple methodologies, including by comparison to alternative transactions and SJW’s standalone long-term plan at the time, execution and regulatory risks, operational and timing considerations and ability to engage in a strategic or sale transaction at a later date that would likely, in the opinion of the Board, better maximize shareholder value. The Board instructed SJW’s management to inform Company A that SJW was not interested in pursuing a sale transaction on the terms proposed. At this meeting, the Board also determined to engage J.P. Morgan as SJW’s financial advisor and to delegate to the SJW finance committee certain additional powers and responsibilities regarding consideration of potential transactions, including to engage additional advisors on behalf of SJW, to enter into discussions or negotiations and to make recommendations to the Board in connection with such potential transactions.

On November 11, 2016, the SJW finance committee held a meeting with members of SJW management and a representative of Skadden in attendance. During the meeting, among other things, the SJW finance committee determined, as previously recommended by the Board, to inform Company A that the Board was not interested at the time in pursuing a potential transaction with Company A on the terms described in the Company A indication.

On December 2, 2016, Mr. W. Richard Roth held a call with the representative of Company A and conveyed that the Board was not interested at the time in pursuing a potential transaction with Company A on the terms described in the Company A indication.

Thereafter, during the first half of 2017, members of the Board received various contacts from representatives of Company B, a large water utility company, Company C, a large electric utility company, Company D, a large infrastructure fund, and Company E, a large infrastructure fund, in each case indicating general interest in acquiring SJW if it were to engage in a sale process and without providing specific transaction terms. Following such indications of interest, the Board continued to believe that SJW’s standalone prospects would provide superior value to SJW stockholders and that significant third-party interest in acquiring SJW would remain present as SJW’s management continued to implement its long-term strategic plan.

On April 11, 2017, a representative of Company A presented Mr. Robert A. Van Valer, lead independent director of the Board, and Mr. Roth with a revised illustrative example of a transaction pursuant to which Company A would acquire all outstanding SJW shares at $64.90 per share, reflecting a 35% premium to its closing price on April 7, 2017 (the “revised Company A indication”). The representative of Company A noted that the revised Company A indication did not constitute an offer but that Company A would prepare a more formal proposal if the Board was interested in pursuing further discussions.

On May 22, 2017, the SJW finance committee held a meeting with representatives of Skadden in attendance. During the meeting, which was the first regularly scheduled meeting of the SJW finance committee following receipt of the revised Company A indication, the SJW finance committee discussed the terms of the revised Company A indication as well as SJW’s standalone plan.

On May 24, 2017, the Board held a meeting with members of SJW management and a representative of Skadden in attendance. During the meeting, which was the first meeting of the full Board following receipt of the revised Company A indication, Messrs. Van Valer and Roth described the April 11, 2017 meeting and the conversation resulting in the presentation of the revised Company A indication. The Board discussed the revised Company A indication, including as compared to the initial Company A indication, as well as other potential alternative transactions and SJW’s standalone plan, following which the Board determined to instruct Mr. Daniel B. More, chairman of the SJW finance committee, to inform Company A that SJW was not for sale at the time but that the Board would consider the revised Company A indication in due course.

On May 30, 2017, Mr. More held a call with the representative of Company A, introducing himself as chairman of the SJW finance committee and noting that the Board had determined that communications regarding potential strategic initiatives should be directed to him. During the call, Mr. More noted that SJW was not for sale at the time but that the Board would consider the revised Company A indication in due course.

On June 5, 2017, the SJW finance committee held a meeting to discuss the revised Company A indication. At the meeting, the SJW finance committee determined to authorize J.P. Morgan to prepare an analysis of the revised Company A indication for presentation at the next meeting of the Board.

On June 26, 2017, the Board held a meeting with members of SJW management and representatives of J.P. Morgan and Skadden in attendance. During the meeting, Mr. More updated the Board on recent meetings of the SJW finance committee and conversations with Company A. Following a financial presentation by representatives of J.P. Morgan and a legal presentation by representatives of Skadden, the Board considered the revised Company A indication as well as SJW’s standalone plan, executive succession plan and other strategic priorities and determined that pursing SJW’s standalone plan was a more attractive alternative for stockholders relative to the revised Company A indication. Mr. More thereafter informed the representative of Company A that SJW was not interested in pursuing a sale transaction on the terms proposed, to which Company A expressed continued interest in acquiring SJW if it were to engage in a sale process.

In August 2017, a representative of California Water contacted Mr. W. Richard Roth, then-chairman, chief executive officer and president of SJW, regarding a potential transaction, to which Mr. Roth responded that any inquiries regarding a potential transaction should be directed to Mr. Daniel B. More, chairman of the SJW finance committee.

On September 18, 2017, a representative of California Water contacted Mr. More, to inform Mr. More that he would be delivering a letter from California Water’s chief executive officer expressing interest in a business combination with SJW. California Water’s letter, dated the same day, proposed a cash, stock or combination of cash-and-stock transaction at a 25% to 30% premium to SJW’s then-current stock price (the “California Water letter”). While the California Water letter did not specify a price per share of SJW common stock, the 25%-to-30% premium offered implied a range of $70.43 to $73.24 per share based on SJW’s closing price on September 15, 2017, the prior business day. Following receipt, Mr. More thereafter informed the representative that SJW had retained legal counsel and a financial advisor and would review the California Water letter.

On September 21, 2017, the Board held a meeting with members of SJW management in attendance and a representative of Skadden in attendance for a portion of the meeting. During the meeting, the Board discussed the California Water letter and requested that J.P. Morgan prepare a financial analysis of the financial terms proposed in the California Water letter for consideration by the SJW finance committee.

On September 28, 2017, SJW announced that the Board had appointed Eric W. Thornburg to serve as president and chief executive officer of SJW, effective as of November 6, 2017.

On October 19, 2017, the SJW finance committee held a meeting with members of SJW management and representatives of J.P. Morgan and Skadden in attendance. During the meeting, representatives of J.P. Morgan presented a financial analysis of the proposed financial terms of the transaction proposed by California Water. Members of the SJW finance committee proceeded to engage in a discussion of the terms proposed in the California Water letter, SJW’s standalone prospects and other strategic alternatives, the likelihood that SJW could obtain comparable or superior proposals in the future and the desirability of providing SJW’s new chief executive officer with an opportunity to develop and present his strategic vision to the Board, following which the SJW finance committee recommended that the full Board reject the non-binding indication of interest included in the California Water letter.

On October 25, 2017, the Board held a meeting with members of SJW management in attendance and representatives of J.P. Morgan and Skadden in attendance for a portion of the meeting. During the meeting, J.P. Morgan presented a financial analysis regarding the financial terms proposed in the California Water letter and Skadden made a legal presentation regarding certain other terms of the California Water letter, which the Board discussed, along with the recommendation of the SJW finance committee. Following consideration of the terms of the California Water letter, a discussion of SJW’s estimated valuation under multiple methodologies, a discussion of alternative transactions that might be available to SJW as well as SJW’s standalone long-term plan and the related risks under each scenario, and a discussion of the desirability of providing SJW’s new chief executive officer with an opportunity to develop and present his strategic vision, the Board determined to reject the non-binding indication of interest included in the California Water letter and to independently consider SJW’s strategic alternatives, standalone plan and growth initiatives. The next day, Mr. More informed a representative of California Water that the Board had carefully considered its non-binding indication of interest and had unanimously decided that it was not in the best interest of SJW’s stockholders.

In November 2017, in consultation with and pursuant to authorization from the Board, a representative of SJW contacted a representative of CTWS to propose that the parties explore a merger of equals transaction. SJW and CTWS had previously engaged in in-person and telephonic discussions between August 2016 through January 2017 regarding various matters relating to a potential transaction. Following meetings of the CTWS board of directors to discuss the merits and potential risks and benefits of a return communication, CTWS informed SJW that its board of directors would be open to reviewing a proposal from SJW regarding a merger of equals transaction and would give such a proposal careful consideration.

From November 2017 through March 2018, SJW and CTWS engaged in in-person and telephonic discussions from time to time about various matters relating to a potential transaction and, with assistance from their respective financial advisors and legal counsel, negotiated the commercial and legal terms of a potential transaction and related documentation, including a draft of the CTWS Merger Agreement. Throughout this time period, the Board, the SJW finance committee and members of SJW management evaluated the potential benefits and risks of a merger of equals transaction with CTWS and consulted with representatives of J.P. Morgan and Skadden.

On March 14, 2018, the Board held a meeting with members of SJW management and representatives of J.P. Morgan and Skadden in attendance. Following a legal presentation by representatives of Skadden and a financial presentation by representatives of J.P. Morgan, the Board unanimously declared advisable and in the best interests of SJW and its stockholders and determined to approve the CTWS Merger Agreement and other transactions and agreements related thereto.

On the evening of March 14, 2018, SJW, CTWS and a wholly owned subsidiary of SJW executed the CTWS Merger Agreement, and certain stockholders of SJW beneficially owning, in the aggregate, approximately 16% of the outstanding shares of SJW common stock executed voting and support agreements, pursuant to which, subject to certain conditions, such SJW stockholders agreed to vote shares controlled by them in favor of the matters to be submitted to SJW stockholders at the special meeting of SJW stockholders (the “SJW Special Meeting”) to consider certain proposals related to the planned merger of equals between SJW and CTWS (the “Merger of Equals”). The following morning, SJW and CTWS issued a joint press release announcing the Merger of Equals and the execution of the CTWS Merger Agreement.

On April 4, 2018, SJW received an unsolicited non-binding indication of interest from California Water with respect to a potential proposal to acquire all of the issued and outstanding shares of SJW in an all-cash transaction for $68.25 per share (the “April 4 California Water indication”). Mr. Thornburg promptly informed the Board, members of SJW management, Skadden and J.P. Morgan of the receipt of the April 4 California Water indication.

Also on April 4, 2018, the Board held a meeting with members of SJW management and representatives of J.P. Morgan and Skadden in attendance. At the meeting, the Board was presented with the April 4 California Water indication and a representative of Skadden then reviewed and discussed with the members of the Board the provisions of the CTWS Merger Agreement setting forth SJW’s obligations with respect to the April 4 California Water indication and provided legal advice, including regarding the directors’ fiduciary duties in connection with considering the April 4 California Water indication, and the Board instructed J.P. Morgan to prepare a financial analysis of the all-cash transaction described in the April 4 California Water indication. Following the meeting, in accordance with the terms of the CTWS Merger Agreement, SJW promptly notified CTWS of the receipt of the April 4 California Water indication and that the Board planned to review and consider the April 4 California Water indication in consultation with its legal counsel and financial advisor.

On April 13, 2018, the Board held a meeting with members of SJW management and representatives of J.P. Morgan and Skadden in attendance. Following a careful and thorough review in consultation with SJW’s management and legal and financial advisors, the Board voted unanimously to reject the April 4 California Water indication. The Board determined that the April 4 California Water indication neither constituted nor was reasonably likely to lead to a superior proposal as defined in the CTWS Merger Agreement with CTWS. In reaching this determination, the Board concluded that the all-cash transaction described in the April 4 California Water indication would not permit SJW stockholders the opportunity to share in the benefits expected from being shareholders of the combined company with CTWS. The Board believes that the planned Merger of Equals will result in SJW stockholders having the ability to realize greater long-term value than in an acquisition of SJW by California Water. The opportunity presented by the Merger of Equals includes the long-term benefits of increased scale, enhanced financial strength and geographic diversity; expected continued payment of consistently growing dividends over time; anticipated higher future growth profile and associated share price appreciation; the tax-free nature of the Merger of Equals; and significant earnings accretion – all of which the Board believes are unique to the planned Merger of Equals. Moreover, the Board determined that there is a significant risk that the all-cash transaction described in the April 4 California Water indication would not close in a reasonable period of time, if at all, due to the risks presented by the substantial amount of financing that the proposed all-cash transaction would require and the uncommitted nature of California Water’s sources of financing and the potentially protracted regulatory review. The Board determined that such regulatory review by the CPUC could take as long as 18 months based upon the advice of SJW’s California regulatory counsel and its belief that the CPUC could take even longer to review a potential acquisition of SJW than it did in the case of California Water’s acquisition of Dominguez Services Corporation, which was less than 20% of the current size of SJW, where it took 15 months to receive CPUC approval after the initial application was filed.

In addition, at the April 13, 2018 meeting, the Board determined that the non-binding nature of the April 4 California Water indication means it is subject to significant contingencies, including, among other things, performance of due diligence by California Water and negotiation of binding documentation. The Board’s unanimous decision to reject the April 4 California Water indication was made after careful consideration thereof in consultation with SJW’s management, legal advisors and financial advisors. The Board also unanimously reaffirmed its recommendation that SJW stockholders vote “FOR” the proposal to approve the issuance of shares of SJW common stock to CTWS shareholders pursuant to the Merger of Equals, for the reasons that it initially approved such recommendation, including, among others, that: the Merger of Equals is expected to result in mid- to-high single-digit percentage accretion on an earnings per share basis to both companies by the second full year following completion of the Merger of Equals; SJW stockholders are expected to continue to own approximately 60% of the combined company; the Merger of Equals is expected to offer greater financial flexibility to grow the business through increased investments and to compete more effectively across a national footprint and in a fragmented industry; the belief that the combined company will be able to continue and further SJW’s historic practice of paying robust and stable quarterly dividends to stockholders; the expectation that the combined company would maintain SJW’s strong credit profile, which would enable a share repurchase program of up to $100 million; and the belief that all required regulatory approvals are capable of being obtained during the fourth quarter of 2018.

On April 17, 2018, in response to a letter received the earlier that day by SJW, a representative of SJW informed a representative of California Water that SJW would respond to the April 4 California Water indication “in due course.”

On April 25, 2018, Mr. Thornburg delivered a letter to the chief executive officer and president and the chairman of the board of directors of California Water, informing them that the Board had unanimously determined to reject the April 4 California Water indication.

Also on April 25, 2018, SJW filed with the SEC a preliminary proxy (the “Preliminary Proxy”) in connection with SJW’s solicitation of proxies to be used at the SJW Special Meeting. The Preliminary Proxy disclosed that on April 4, 2018, SJW received an unsolicited non-binding indication of interest from “Company X,” described as a third-party strategic acquiror, with respect to a potential proposal to acquire all of the issued and outstanding shares of SJW in an all-cash transaction for $68.25 per share. The Preliminary Proxy also disclosed that on April 13, 2018, the Board, following a careful and thorough review consistent with its fiduciary duties, in consultation with SJW’s management and legal and financial advisors, voted unanimously to reject Company X’s non-binding indication of interest, which the Board determined neither constituted nor was reasonably likely to lead to a superior proposal as defined in the CTWS Merger Agreement. “Company X” was the name used in the Preliminary Proxy to refer to California Water.

On April 26, 2018, California Water issued a press release confirming its interest in acquiring SJW for $68.25 per share in an all-cash transaction, which included the text of the letter sent to SJW the same day reiterating California Water’s interest in such a transaction with SJW. Later that day, SJW issued a press release confirming its rejection of the April 4 California Water indication and reiterating its commitment to pursue its existing CTWS Merger Agreement with CTWS. SJW’s press release included the text of the rejection letter sent to California Water the previous day explaining why the planned Merger of Equals is superior to a potential acquisition of SJW by California Water for the shareholders as well as employees, customers and communities of both SJW and CTWS.

On May 2, 2018, California Water filed with the SEC a preliminary proxy in connection with California Water’s solicitation of proxies to be used at the SJW Special Meeting, recommending that the SJW stockholders vote against the proposals related to the planned Merger of Equals. Later that day, California Water issued a press release announcing the filing of its preliminary proxy and reiterating California Water’s interest in acquiring SJW for $68.25 per share in an all-cash transaction.

Also on May 2, 2018, SJW issued a press release reaffirming its intention to recommend that the SJW stockholders vote for the proposals related to the planned Merger of Equals at the SJW Special Meeting and explaining why the planned Merger of Equals is superior to a potential acquisition of SJW by California Water for the shareholders as well as employees, customers and communities of both SJW and CTWS.

Following such announcement, each of California Water and SJW have issued a number of communications and press releases and engaged in other activities related to the planned Merger of Equals and California Water’s proxy solicitation campaign in opposition, but during such time SJW and California Water have not engaged in any direct discussions or negotiations regarding the April 4 California Water indication. The Board has not changed its determination that the April 4 California Water indication neither constitutes nor is reasonably likely to lead to a superior proposal.

Also on May 10, 2018, California Water, as an owner of shares of SJW common stock, sent a demand letter to SJW to inspect and make copies of certain books, records and documents of SJW pursuant to DGCL Section 220.

On May 15, 2018, California Water filed with the SEC an amended preliminary proxy statement.

On May 18, 2018, SJW and California Water entered into a confidentiality agreement regarding California Water’s access to certain materials in response to requests in its May 10, 2018 demand letter.

On May 26, 2018, a representative of J.P. Morgan received an unsolicited call from a representative of Lazard Frères & Co. LLC (“Lazard”), who indicated that Lazard represented an unnamed “strategic” company that had noted its potential interest in an acquisition of SJW if the Board were to pursue other strategic alternatives in the event the planned Merger of Equals did not occur and believed that, in such case, it could provide superior value as compared to other potential acquirers.

Also, in response to concerns expressed by certain CTWS stakeholders since the planned Merger of Equals was announced, during the second-half of May 2018, at the direction of each of the Board and the CTWS board of directors, representatives of SJW and CTWS discussed and negotiated the terms of an amendment to the CTWS Merger Agreement that would allow CTWS to actively solicit alternative acquisition proposals for an alternative merger, acquisition or other strategic transaction involving CTWS through July 14, 2018. On May 30, 2018, each of the Board and the CTWS board of directors approved of, and later that day, SJW and CTWS executed, an amended and restated CTWS Merger Agreement.

On May 31, 2018, California Water filed with the SEC a definitive proxy statement and issued a press release announcing that California Water had sent a letter reiterating its interest in acquiring SJW for $68.25 per share in an all-cash transaction and white proxy card to SJW stockholders.

Also on May 31, 2018, SJW issued a press release reaffirming the Board’ support of the Merger of Equals and reiterating that the Board had previously considered the April 4 California Water indication and determined that it was neither a superior proposal nor reasonably likely to lead to a superior proposal.

On June 7, 2018, California Water filed with the SEC a Schedule TO and issued a press release announcing that it had commenced the Offer.

Later on June 7, 2018, SJW issued a press release noting that the Board will review the Offer and intends to advise SJW stockholders of its formal position regarding the Offer within 10 business days by making available to stockholders and filing with the SEC a solicitation/recommendation statement on Schedule 14D-9 and advised its stockholders to take no action at the time in response to the Offer.

Also on June 7, 2018, the Board held a meeting with members of SJW management and representatives of J.P. Morgan and Skadden in attendance. The Board reviewed and discussed the terms of the Offer with management and its advisors. Following discussion, the Board determined to reconvene at a later date to consider the Offer further and to receive additional advice from management and its advisors.

On June 8, 2018, the Connecticut Public Utilities Regulatory Authority (the “PURA”) issued a draft decision finding that the Merger of Equals is not ripe for review by PURA until after the completion of the CTWS solicitation period and dismissing the joint application filed by CTWS and SJW without prejudice. In the event that such draft decision becomes final, CTWS and SJW would be permitted to refile their joint application after that solicitation period ends on July 14, 2018.

By letter dated June 8, 2018, the General Counsel of the CPUC directed San Jose Water Company to submit an application for approval of the Merger of Equals by the CPUC. On June 13, 2018, SJW and San Jose Water Company responded to this letter through counsel. In their response, SJW and San Jose Water Company stated their belief that CPUC approval is not required because, among other reasons, no person is acquiring “control” over the San Jose Water Company as a result of the Merger of Equals. As of the date of this Statement, the matter remains ongoing.

On June 14, 2018, the Board held a meeting with members of SJW management and representatives of J.P. Morgan and Skadden in attendance. Following a financial presentation by representatives of J.P. Morgan and a legal presentation by representatives of Skadden, the Board discussed and considered the terms of the Offer with management and SJW’s advisors. Thereafter, the Board unanimously determined that the Offer does not constitute a Superior SJW Proposal (as defined in the Merger Agreement) and is not in the best interests of SJW and its stockholders, recommended that SJW’s stockholders reject the Offer and not tender their Shares into the Offer and reaffirmed the Board’s recommendation in favor of the Merger of Equals and the transactions contemplated by the CTWS Merger Agreement.

On the morning of June 15, 2018, SJW issued a press release announcing the Board’s recommendation that stockholders reject the Offer and not tender their Shares into the Offer and reaffirming SJW’s commitment to the Merger of Equals.

Reasons for the Recommendation

In reaching the conclusions and in making the recommendation described above, the Board considered, in consultation with the Company’s financial and legal advisors, numerous factors, including but not limited to those described below.

The Offer neither constitutes nor is reasonably likely to lead to a SJW Superior Proposal under the Company’s existing CTWS Merger Agreement.

The Board determined that the Offer neither constitutes nor is reasonably likely to lead to a SJW Superior Proposal as defined in the CTWS Merger Agreement. In reaching this determination, the Board concluded that the Offer would not permit SJW stockholders the opportunity to share in the benefits expected from being shareholders of the combined company with CTWS. The Board believes that the Merger of Equals will result in SJW stockholders having the ability to realize greater long-term value than in an all-cash acquisition of SJW by California Water.

The opportunity presented by the Merger of Equals includes the long-term benefits of increased scale, enhanced financial strength and geographic diversity; expected continued payment of dividends over time; anticipated higher future growth profile and associated share price appreciation; the tax-free nature of the Merger of Equals; and significant earnings accretion – all of which the Board believes are unique to the planned Merger of Equals with CTWS. In this regard, the Board noted that the Offer does not afford stockholders any of these benefits, and may have significant tax consequences for certain stockholders.

Moreover, the Board determined that there is a significant risk that the Offer would not close in a reasonable period of time, if at all, due to the risks presented by the substantial amount of financing that the Offer would require and the uncommitted nature of California Water’s sources of financing and the potentially protracted regulatory review. The Board further noted its belief that such regulatory review by the CPUC could take as long as 18 months based upon the advice of California regulatory counsel and its belief that the CPUC could take even longer to review a potential acquisition of SJW than it did in the case of California Water’s acquisition of Dominguez Services Corporation, which was less than 20% of the current size of SJW, where it took 15 months to receive CPUC approval after the initial application was filed. In this regard, the Board took into account its continuing belief that, notwithstanding the June 8, 2018 letter of the General Counsel of the CPUC directing SJW’s subsidiary San Jose Water Company to submit an application for approval of the Merger of Equals by the CPUC, no CPUC approval is required for the Merger of Equals because no person is acquiring “control” over the San Jose Water Company as a result of the Merger of Equals.

The Offer significantly undervalues SJW’s long-term prospects, particularly in light of the Merger of Equals.

The Board determined that the Offer significantly undervalues SJW’s long-term prospects, particularly in light of the opportunity to share in the benefits expected from being stockholders of the combined company with CTWS following the Merger of Equals, including the following:

•	SJW expects the combined company to maintain a strong “A” credit profile, which in conjunction with the incremental debt capacity resulting from the merger, will enable the combined company to pursue a share repurchase program of up to $100 million;

•	factoring in the expected savings from the elimination of public company and other related costs, and assuming a contemplated share repurchase following the merger of approximately $100 million, the Merger of Equals is expected to generate an increase in 2020 earnings per share of approximately 5.5% to 6%, relative to forecasted 2020 earnings per share;

•	the Merger of Equals should result in the combined company’s earnings being derived from more diversified operations both from a geographic and regulatory perspective;

•	SJW stockholders are expected to continue to own approximately 60% of the combined company;

•	the transaction is expected to offer greater financial flexibility to grow the business through increased investments and to compete more effectively across a national footprint and in a fragmented industry;

•	the belief that the combined company will be able to continue and further SJW’s historic practice of paying robust and stable quarterly dividends to stockholders; and

•	the belief that the required Connecticut and Maine regulatory approvals are capable of being obtained during the fourth quarter of 2018.

The Offer involves high execution risk because California Water does not have cash on hand sufficient to consummate the Offer nor does it have committed financing for this purpose.

The Board noted that the Offer entails high execution risk and presents a substantial risk of not being consummated because California Water neither has cash on hand sufficient to consummate the Offer nor does it have committed financing for this purpose.

California Water estimates in its Offer to Purchase that it will need approximately $1.55 billion to purchase all outstanding shares of SJW common stock pursuant to the Offer and the California Water Proposed Merger, and to pay related fees and expenses, including the $42.5 million termination fee that may become payable to CTWS by SJW if SJW terminates the CTWS Merger Agreement to enter into a merger agreement with California Water.

California Water’s SEC filings indicate that California Water does not have sufficient cash on hand to finance the acquisition of SJW. Based on the balance sheet included in California Water’s quarterly report for the first quarter of 2018, California Water only had $34,702,000 in cash and cash equivalents as of March 31, 2018, a decrease from $94,776,000 at December 31, 2017. In addition, California Water incurred a net loss of $2.5 million for the first quarter of 2018, a decrease of $3.7 million from the comparable period in 2017.

Nor has California Water obtained committed financing for its Offer. Instead, California Water’s financial advisor, Morgan Stanley & Co. LLC (“MS&Co.”), delivered to California Water a letter, dated April 2, 2018, expressing that as of that date MS&Co. was “highly confident” of its ability to arrange and underwrite up to $1.55 billion for the SJW acquisition, including through its affiliates or joint venture partners (the “Highly Confident Letter”). As California Water indicates in the Offer to Purchase, the Highly Confident Letter is not intended to be and should not be construed as a commitment by MS&Co. to, when delivered or in the future, provide, arrange, underwrite, purchase or place all or any portion of the required financing.

The Highly Confident Letter further noted that “while such view may change subsequent to the date of the date of the Highly Confident Letter, MS&Co. does not have any obligation to inform California Water of any change in such view or to withdraw or reaffirm such view in the Highly Confident Letter.” As noted, the Highly Confident Letter was dated April 2, 2018, and California Water has not disseminated an updated Highly Confident Letter since that date, which also preceded the announcement of California Water’s quarterly loss. In short, the Offer provides no indication that MS&Co. or any other financial advisor is “highly confident” in California Water’s current ability to obtain the financing required to consummate the Offer.

The Offer involves high execution risk due to the need for regulatory approval in California and significant debt financing.

There is a significant risk that California Water’s proposed transaction will not close in a reasonable period of time, or at all, due to the potentially protracted regulatory review in California, which could be as long as 18 months. The Board noted that the CPUC’s regulatory approval of California Water’s acquisition of Dominguez Services Corporation, which was less than 20% of the current size of SJW, took 15 months to receive CPUC approval after the initial application was filed. Based upon the advice of California regulatory counsel, the Board believes that the CPUC could take even longer to review a potential acquisition of SJW.

In addition, the Board noted that the substantial debt and equity financing that California Water would require in order to consummate the Offer — representing approximately 75% of California Water’s closing equity market capitalization on June 13, 2018, could increase regulatory scrutiny of the transaction by the CPUC. Moreover, as reported in California Water’s Form 10-Q for the quarter ended March 31, 2018, as of March 31, 2018, California Water had long-term debt of $521,594,000, inclusive of $5,924,000 of current maturities, and short-term borrowings of $275,100,000.

Incurrence of a substantial amount of additional indebtedness, even if California Water is successful in replacing a portion of it with the issuance of additional equity, would likely result in downgrades to California Water’s credit ratings, which would increase its borrowing costs. Increased borrowing costs, in turn, could reduce the amount of funds available to California Water to invest in needed capital expenditures to replace or improve its aging infrastructure. On June 12, 2018, S&P Global RatingsDirect downgraded its outlook of San Jose Water Company to “negative” from “stable,” citing “the possibility that SJW’s previously agreed-upon merger agreement with CTWS may not close as expected, resulting in high event risk, including the potential that SJW could be acquired by California Water in a manner that results in greater use of leverage” (names conformed). Similarly, on June 12, 2018, S&P Global RatingsDirect downgraded its outlook of California Water Service Co. to “negative” from “stable,” noting that “[t]he negative outlook reflects increased event risk associated with a potential for California Water’s financial measures to weaken further in light of the announced cash tender offer” and “the announced cash Offer signals an aggressive shift in California Water’s financial policies that could result in lower ratings for California Water, collectively warranting the outlook revision” (terms conformed). See also California Water’s Form 10-K for the year ended December 31, 2017 (“We invest significant funds to replace or improve aging infrastructure such as property, plant and equipment. [. . .] Our ability to access the capital markets is affected by the ratings of certain of our debt securities. Standard & Poor’s Rating Agency issues a rating on California Water Service Company’s ability to repay certain debt obligations. The credit rating agency could downgrade our credit rating based on reviews of our financial performance and projections or upon the occurrence of other events that could impact our business outlook. Lower ratings by the agency could restrict our ability to access equity and debt capital. We can give no assurance that the rating agency will maintain ratings which allow us to borrow under advantageous conditions and at reasonable interest rates. A future downgrade by the agency could also increase our cost of capital by causing potential investors to require a higher interest rate due to a perceived risk related to our ability to repay outstanding debt obligations.”).

The Offer values the Company below the price that California Water proposed to pay in the fall of 2017.

The Board took into account the fact that the Offer price is below the price that California Water had proposed to pay in the fall of 2017. On September 18, 2017, California Water delivered to SJW a letter proposing a cash, stock or combination of cash-and-stock transaction at a 25% to 30% premium to SJW’s then-current stock price. While this letter did not specify a price per share of SJW common stock, the 25%-to-30% premium offered implied a range of $70.43 to $73.24 per share based on SJW’s closing price on September 15, 2017, the prior business day.

The Board believes that the Offer price is below the price that prospective acquirors would be willing to pay in an acquisition of SJW, whether now or in the future.

The Board has not made a decision to sell the Company, but believes that the Offer price is below the price that prospective acquirors would be willing to pay were it to do so, whether now or in the future. The Board’ view is based on the expressions of interest that it has received from third parties over the years, including as described above under “Background of the Offer.” In this regard, the Board particularly noted that California Water’s own September 2017 proposal was for a higher price than the offer. The Board further took note of the May 26, 2018 unsolicited inquiry that was made to a representative of J.P. Morgan by a representative of Lazard, who indicated that Lazard represented an unnamed “strategic” company that had noted its potential interest in an acquisition of SJW if the Board were to pursue other strategic alternatives in the event the planned Merger of Equals did not occur and believed that, in such case, it could provide superior value as compared to other potential acquirers.

The Board further noted its belief that, were it to consider a sale of the Company in the future, the Company’s anticipated growth, whether or not the Merger of Equals is consummated, has the potential to increase the price that prospective acquirors would be willing to pay for SJW.

The Offer’s conditions create significant uncertainty and risk, raising significant doubts about whether it will ever be completed.

The Offer is highly conditional and the Schedule TO indicates that California Water has reserved the ability to change the conditions of the Offer. All of the conditions to the Offer are for the sole benefit of California Water and its affiliates and may be asserted by California Water in its sole discretion regardless of the circumstances giving rise to any such conditions or may be waived by California Water in its sole discretion in whole or in part at any time or from time to time before the Expiration Date. Moreover, California Water expressly reserves the right to make any change in the terms of or conditions to the Offer. California Water’s ability to change the conditions to the Offer at any time means that the Offer could become subject not only to modified conditions but also to additional unknown conditions.

Included in the express conditions to which the Offer is subject are the following conditions:

•	the Minimum Tender Condition;

•	the Termination Condition;

•	the Section 203 Condition;

•	the State Regulatory Condition;

•	the HSR Condition; and

•	no Material Adverse Effect condition.

The Company’s stockholders have no assurance that the Offer will ever be completed. Many of the conditions to the Offer are subject to California Water’s discretion, making it easy for California Water to claim that a condition is not satisfied and terminate the Offer. According to the Schedule TO, all of the conditions to the Offer may be asserted by California Water regardless of the circumstances giving rise to any such condition. In other words, the Schedule TO claims that California Water may assert that a condition has not been satisfied — even if the failure of such condition to be satisfied was caused by California Water’s action or inaction — and such determination will not be subject to challenge.

Moreover, the conditions give California Water wide latitude not to consummate the Offer. For example, the no material adverse effect condition permits California Water not to purchase any Shares pursuant to the Offer if there is any fact, circumstance, effect, change, event or development that — in California Water’s judgment — materially adversely affects the business, properties, financial condition or results of operations of the Company.

California Water has discretion to extend the Offer indefinitely.

California Water has stated that it may, in California Water’s sole discretion, extend the Offer from time to time for any reason. The Company’s stockholders have no assurance that they will ever receive payment for shares tendered in a timely fashion. California Water has given itself broad discretion to disrupt the Company’s business indefinitely without any assurance as to when it may provide value to stockholders.

Neither of the State Regulatory Condition and the HSR Condition is satisfied as of the date of this Statement and it is uncertain when these conditions will be satisfied. In particular, the State Regulatory Condition is unlikely to be satisfied prior to the initial expiration date of the Offer.

* * * *

ACCORDINGLY, BASED ON THE FOREGOING REASONS, THE BOARD RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT TO THE OFFER.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors, and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition, and prospects of the Company and considered the advice of the Board’ financial and legal advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

In light of the factors described above, the Board has determined that the Offer is not in the best interests of the Company’s stockholders. Therefore, the Board recommends that the stockholders reject the Offer and not tender any of their Shares to the Offeror for purchase pursuant to the Offer.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates, or subsidiaries intends to tender any Shares he, she, or it holds of record or beneficially owns for purchase pursuant to the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

The Company has retained J.P. Morgan as its financial advisor in connection with the Company’s consideration of a possible transaction, including the Offer and other matters. The Company has agreed to pay J.P. Morgan for its services, including a transaction fee payable upon consummation of certain transactions, which may include with respect to the Offer. The Company has agreed to reimburse J.P. Morgan for its documented expenses and indemnify J.P. Morgan against certain liabilities that may arise out of its engagement.

The Company has engaged Georgeson to assist it in connection with the Company’s communications with its stockholders in connection with the Offer. The Company has agreed to pay customary compensation to Georgeson for such services. In addition, the Company has agreed to reimburse Georgeson for its documented costs and expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.

The Company has also retained Abernathy MacGregor as its public relations advisor in connection with the Offer. The Company has agreed to pay Abernathy MacGregor customary compensation for such services and to reimburse Abernathy MacGregor for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement. In addition, the Company has retained Haystack Needle LLC as its digital communications advisor in connection with the Offer and has agreed to pay Haystack Needle LLC customary compensation for such services.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with the Company’s employee benefit plans (including the LTIP), no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals

As discussed above in Item 4, the Company continues to pursue the Merger of Equals. Except as set forth in this Statement or incorporated by reference, the Company does not have any knowledge of any negotiations being undertaken or engaged in by the Company in response to the Offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s Shares by the Company, any subsidiary of the Company, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company. Except as otherwise set forth in this Statement or incorporated by reference, to the knowledge of the Company, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this paragraph.

Item 8.	Additional Information

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of the Regulation S-K regarding the compensation for the Company’s named executive officers that is based on or otherwise relates to the Offer, assuming that the Offer was consummated on June 7, 2018 and that the named executive officers experienced a qualifying termination on the same day under circumstances entitling him or her to full severance benefits under the Executive Severance Plan, and for Mr. Thornburg, additional benefits under the Cash Balance SERP.

Named Executive Officer[1]	Cash Severance Payment ($) (1)	Value of Accelerated Restricted Stock Unit Awards (2)	Present Value of Enhanced Pension Benefit ($) (3)		Estimated Value of Reimbursed COBRA Continuation Health Care Coverage (4)	Excise Tax Gross-Up ($) (5)	Total
Eric W. Thornburg	$3,301,507	$1,841,112	$103,464		$49,905	—	$5,295,988
Andrew R. Gere	$1,728,000	$353,672	$397,228		$71,950	$1,317,996	$3,868,846
Palle L. Jensen	$1,458,000	$328,760	$540,173		$71,950	$1,117,333	$3,516,216
James P. Lynch	$1,653,000	$370,666	—	(6)	$63,530	—	$2,087,196
Suzy Papazian	$1,425,000	$317,840	$282,628		$6,414	$1,001,256	$3,033,138

(1)	Represents severance benefits payable in cash in an amount equal to three times the executive’s annual salary plus three times the executive’s target annual cash incentive compensation and with respect to Mr. Thornburg, an additional amount equal to his annual bonus for the year of termination based on actual performance, pro-rated for the number of days of employment during the year of termination (the “Additional Bonus Amount”). The annual salary and target annual cash incentive compensation for each executive as follows: Mr. Thornburg — $700,000 and $350,000; Mr. Gere — $461,000 and $115,000; Mr. Jensen — $389,000 and $97,000; Mr. Lynch — $441,000 and $110,000; and Ms. Papazian — $380,000 and $95,000. The Additional Bonus Amount for Mr. Thornburg has been determined based on his target bonus pro-rated for the period of service in 2018 through June 7, 2018. Each of the Cash Severance Payment amounts are “double trigger” payments, meaning they are payable upon a termination in connection with a change in control, as discussed in more detail in the section of Item 3 entitled “Executive Severance Plan.” No executive officer is entitled to a “single trigger” cash severance payment as a result of a change in control.
(2)	As discussed in more detail in the section of Item 3 entitled Equity-Based Awards Held by Executive Officers of the Company, the unvested restricted stock units either (i) will automatically vest on an accelerated basis upon a termination in connection with a change in control if the awards are assumed, replaced or otherwise continued in the change in control, and are therefore “double trigger” or (ii) will vest on an accelerated basis (without a termination in connection with a change in control) if such awards are not assumed, replaced, or otherwise continued and therefore may be “single trigger”. The reported dollar values of these unvested units are based on the Offer price of $68.25 per Share.
(3)	The amounts above are “double trigger” payments in that they reflect each executive officer’s enhanced pension benefit if the executive officer is terminated in connection with a change in control, as discussed in more detail in the section of Item 3 entitled “Executive Severance Plan”. No executive officer is entitled to an enhanced pension benefit on a “single trigger” basis as a result of a change in control. The actuarial and

[1]	W. Richard Roth was a named executive officer in the 2018 Proxy Statement; however, Mr. Roth’s employment with the Company terminated effective December 31, 2017, and therefore he is not entitled to any severance or vesting benefits in connection with the Offer.

economic assumptions used above to value the enhanced pension benefits under the SERP and Cash Balance SERP include the RP-2014 Mortality Table basis adjusted to 2006 published by The Society of Actuaries, with projection scale MP-2017 Mortality Improvement Scale and a 3.44% discount rate (the RP-2014 Mortality Table basis adjusted to 2006, published by The Society of Actuaries, with projection scale MP-2016 Mortality Improvement Scale and 3.84% for 2016). There is no assumption for pre-retirement mortality or cessation of service, and retirement is assumed to occur at the earliest age at which each named executive officer can receive the pension benefits without actuarial reductions.
(4)	Reflects the COBRA continuation health care coverage that is “double trigger” or payable upon a termination in connection with a change in control, as discussed in more detail in the section of Item 3 entitled “Executive Severance Plan.” No executive officer is entitled to “single trigger” COBRA continuation health care coverage as a result of a change in control.
(5)	These amounts assume a “double trigger” event where the executive is terminated in connection with a change in control. Calculated based on (i) W-2 wages for the five-year period 2013-2017, (ii) an effective tax rate of 55.25% (Federal, 39.6%; State, 13.3%; and Medicare, 2.35%) and (iii) the vesting of all outstanding unvested stock-based awards on the assumed June 7, 2018 change in control/separation from service date.
(6)	There would be no enhancement to Mr. Lynch’s benefits under the Cash Balance SERP, whether in the form of additional compensation credits or contributions or additional years of service credit, triggered by the change in control event or the termination of his employment in connection therewith as discussed in more detail in Item 3.

Narrative to Golden Parachute Compensation Table

Each of the named executive officers is a participant in the Executive Severance Plan, under which the named executive officer would become entitled to a cash termination payment and other payments upon a qualifying termination. Each of the named executive officers also holds unvested restricted stock units under the LTIP which may become fully vested in connection with a change in control of the Company. The Offer, if consummated according to its terms without a waiver of the Minimum Tender Condition, would constitute a change in control of the Company as defined in the LTIP. For more information relating to these arrangements, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements” (which is incorporated into this Item 8 by reference).

State Anti-Takeover Laws — Delaware Business Combination Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the time of the business combination;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by (i) directors who are also officers and (ii) held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan; or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2⁄3% of the outstanding voting stock which the interested stockholder did not own.

Neither the Company’s Certificate of Incorporation nor Amended and Restated Bylaws exclude the Company from the coverage of Section 203 of the DGCL. Unless Offeror’s acquisition of 15 percent or more of the Shares is approved by the Board before the Offer closes, Section 203 of the DGCL will prohibit consummation of the California Water Proposed Merger (or any other business combination with California Water) for a period of three years following consummation of the Offer unless each such business combination (including the California Water Proposed Merger) is approved by the Board and holders of 66 2⁄3% of the Shares, excluding California Water, or unless California Water acquires at least 85% of the Shares in the Offer. The provisions of Section 203 of the DGCL would be satisfied if, prior to the consummation of the Offer, the Board approves the Offer.

State Anti-Takeover Laws — Other

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. The Offeror has stated in its Offer that it has not made efforts to comply with state takeover statutes in connection with the Offer. In the event that it is asserted that one or more state takeover statutes apply to the Offer or any such merger or other business combination, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, the Offeror may be required to file certain information with, or receive approvals from, the relevant state authorities, and according to the Offer, the Offeror may be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or any such merger or business combination. In such case, according to the Offer, the Offeror may not be obligated to accept for payment, or pay for, any Shares tendered in the Offer.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if Offeror purchases Company Shares in the Offer and the California Water Proposed Merger is consummated, stockholders who do not validly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the California Water Proposed Merger a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value, subject to the provisions of Section 262 of the DGCL. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share to be paid in the California Water Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the California Water Proposed Merger. Any Company stockholder contemplating the exercise of its appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

United States Antitrust Clearance

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless required information and documentation has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been observed. The purchase of Shares pursuant to the Offer is subject to such requirements. According to the Schedule TO, the Offeror intends to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC. The Company will be required to submit a responsive Notification and Report Form with the Antitrust Division and the FTC within 10 calendar days of such filing.

Under the provisions of the HSR Act applicable to the acquisition of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification and Report Form under the HSR Act by the Offeror.

As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days following the Offeror’s HSR Act filing, unless early termination of the waiting period is granted by the FTC and Antitrust Division or the Offeror receives a request for additional information or documentary material (a “Second Request”) prior thereto. If a Second Request is made to the Offeror, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after the Offeror’s substantial compliance with such request, unless terminated earlier by the FTC and Antitrust Division. If a Second Request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated. Complying with a Second Request may take a significant amount of time.

According to the Schedule TO, Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. If the Offeror’s acquisition of Shares is delayed pursuant to a request by the issuance of a Second Request by the Antitrust Division or the FTC, or by any other antitrust regulator, the Offer may, but need not, be extended.

At any time before or after the consummation of the Offer, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Other Regulatory Approvals

The Schedule TO provides that the Offer is subject to the State Regulatory Condition. The California Public Utilities Code requires CPUC approval before a utility may sell the whole of or necessary or useful components of a public utility system, and before any person shall “merge, acquire, or control either directly or indirectly any public utility organized and doing business” in California. The CPUC will review the transaction to determine whether the transaction will be “adverse to the public interest.” Because the Company is the parent of a Texas water utility, approval of the TPUC will also be required for the Offer and the California Water Proposed Merger. The laws of the State of Texas require TPUC approval of any “sale, transfer, merger, consolidation, acquisition, lease, or rental” of a water utility.

Litigation

On June 7, 2018, a putative class action complaint was filed against the members of the CTWS board of directors, the Company and Eric W. Thornburg on behalf of the CTWS shareholders. The complaint alleges that the members of the CTWS board of directors breached their fiduciary duties owed to CTWS shareholders in connection with the Merger of Equals, and that the Company and Mr. Thornburg aided and abetted those breaches. Among other remedies, the action seeks to recover rescissory and other damages and attorney’s fees and costs. The defendants believe such a lawsuit to be without merit and intend to defend vigorously against these allegations.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 as filed with the SEC on February 27, 2018 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 as filed with the SEC on May 8, 2018.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

All of the statements in this document (including those incorporated by reference), other than historical facts are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Forward-looking statements made herein with respect to the Offer, the California Water Proposed Merger, the Merger of Equals and any transactions related to the foregoing, including, for example, the timing of the completion of the California Water Proposed Merger or the Merger of Equals and the potential benefits of the California Water Proposed Merger or the Merger of Equals, reflect the current analysis of existing information and are subject to various risks and uncertainties. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) uncertainties as to the timing of the Offer, the California Water Proposed Merger and the Merger of Equals; (2) uncertainties as to how many Company stockholders will tender their Shares in the Offer; (3) the possibility that competing offers will be made; (4) the risk that the conditions to the closing of the Merger of Equals may not be satisfied or waived, including the risk that required approvals from the security holders of each party to the Merger of Equals may not be obtained; (5) the risk that the regulatory approvals required for the Merger of Equals or the California Water Proposed Merger may not be obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (6) the risk that the anticipated tax treatment of the Merger of Equals or the California Water Proposed Merger may not be obtained; (7) the effect of water, utility, environmental and other governmental policies and regulations; (8) litigation relating to the Merger of Equals or the California Water Proposed Merger; (9) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the Merger of Equals or the California Water Proposed Merger; (10) risks that the proposed Merger of Equals or the California Water Proposed Merger disrupts the current plans and operations of Connecticut Water, California Water or the Company; (11) the ability of Connecticut Water, California Water and the Company to retain and hire key personnel; (12) competitive responses to the proposed Merger of Equals or the California Water Proposed Merger; (13) unexpected costs, charges or expenses resulting from the Merger of Equals or the California Water Proposed Merger; (14) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger of Equals or the California Water Proposed Merger; (15) the combined companies’ ability to achieve the growth prospects and synergies expected from the Merger of Equals or the California Water Proposed Merger, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (16) legislative and economic developments. In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business, including those more fully described in its filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018, and Connecticut Water’s overall business and financial condition, including those more fully described in its filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW nor its management undertakes any obligation to update or revise any forward-looking statements except to the extent required by applicable law.

Item 9.	Exhibits

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Press Release issued by SJW Group on June 7, 2018 (incorporated by reference to Form 425 filed by SJW Group on June 7, 2018).

(a)(2)	Email to SJW Group Employees on June 8, 2018 (incorporated by reference to Form 425 filed by SJW Group on June 8, 2018).

(a)(3)	Letter to the SJW Group’s Stockholders.*

(a)(4)	Press Release issued by the Company on June 15, 2018.*

(e)(1)	Confidentiality Agreement, dated May 18, 2018, by and between SJW Group and California Water.

(e)(2)	Compensation of Directors (excerpts from SJW Group’s Definitive Proxy Statement on Schedule 14A, filed on March 6, 2018).

(e)(3)	Executive Compensation and Related Information (excerpts from SJW Group’s Definitive Proxy Statement on Schedule 14A, filed on March 6, 2018).

(e)(4)	San Jose Water Company Executive Supplemental Retirement Plan, as amended and restated effective January 1, 2012 (incorporated by reference to Exhibit 10.20 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2011).

(e)(5)	The First Amendment to the Executive Supplemental Retirement Plan effective November 15, 2016 (incorporated by reference to Exhibit 10.14 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2016).

(e)(6)	San Jose Water Company Cash Balance Executive Supplemental Retirement Plan as amended and restated effective January 1, 2012 (incorporated by reference to Exhibit 10.23 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2011).

(e)(7)	First Amendment to San Jose Water Company’s Cash Balance Executive Supplemental Retirement Plan effective as of October 30, 2013 (incorporated by reference to Exhibit 10.15 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2013).

(e)(8)	Second Amendment to San Jose Water Company’s Cash Balance Executive Supplemental Retirement Plan effective as of January 31, 2014 (incorporated by reference to Exhibit 10.2 to Form 8-K filed by SJW Group on January 30, 2014).

(e)(9)	Third Amendment to San Jose Water Company’s Cash Balance Executive Supplemental Retirement Plan effective November 15, 2016 (incorporated by reference to Exhibit 10.18 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2016).

(e)(10)	Fourth Amendment to San Jose Water Company’s Cash Balance Executive Supplemental Retirement Plan effective November 6, 2017 (incorporated by reference to Exhibit 10.5 to SJW Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017).

(e)(11)	SJW Corp. Long-Term Incentive Plan, as amended and restated on July 29, 2015 (incorporated by reference to Exhibit 10.1 to SJW Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015).

(e)(12)	First Amendment to the SJW Group Long-Term Incentive Plan dated November 15, 2016 (incorporated by reference to Exhibit 10.21 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2016).

(e)(13)	SJW Corp. Executive Severance Plan, as amended and restated, effective January 1, 2010 and amended effective October 26, 2010 (incorporated by reference to Exhibit 10.23 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2010).

Exhibit No.	Description

(e)(14)	First Amendment to the Executive Severance Plan dated November 15, 2016 (incorporated by reference to Exhibit 10.35 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2016).

(e)(15)	Second Amendment to the Executive Severance Plan dated July 26, 2017 (incorporated by reference to Exhibit 10.1 to SJW Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017).

(e)(16)	Third Amendment to the Executive Severance Plan effective November 6, 2017 (incorporated by reference to Exhibit 10.2 to SJW Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017).

(e)(17)	SJW Corp. Amended and Resisted Deferred Restricted Stock Program, effective January 1, 2008 (incorporated by reference to Exhibit 10.1 to SJW Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).

(e)(18)	First Amendment to the Amended and Restated Deferred Restricted Stock Program dated November 15, 2016 (incorporated by reference to Exhibit 10.39 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2016).

(e)(19)	Form of SJW Group Restricted Stock Unit Award Agreement for Non-Employee Board Members (incorporated by reference to Exhibit 10.1 to SJW Group’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017).

(e)(20)	Formulaic Equity Award Program for Non-Employee Board Members (incorporated by reference to Exhibit 10.34 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2013).

(e)(21)	First Amendment to the Formulaic Equity Award Program for Non-Employee Board Members dated October 26, 2016 (incorporated by reference to Exhibit 10.44 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2016).

(e)(22)	Second Amendment to the Formulaic Equity Award Program for Non-Employee Board Members dated November 15, 2016 (incorporated by reference to Exhibit 10.45 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2016).

(e)(23)	Deferred Restricted Stock Award Agreement, amended and restated as of October 22, 2008 for Non-Employee Board Members (incorporated by reference to Exhibit 10.21 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2008).

(e)(24)	Form of Chief Executive Officer SJW Group Restricted Stock Unit Issuance Agreement (TSR Goals) (incorporated by reference to Exhibit 10.55 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2016).

(e)(25)	Form of SJW Group Restricted Stock Unit Issuance Agreement (incorporated by reference to Exhibit 10.52 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2016).

(e)(26)	Form of SJW Group Restricted Stock Unit Issuance Agreement (ROE Goal) (incorporated by reference to Exhibit 10.54 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2016).

(e)(27)	Form of SJW Group Restricted Stock Unit Issuance Agreement (EPS Goal) (incorporated by reference to Exhibit 10.55 to SJW Group’s Annual Report on Form 10-K for the year ended December 31, 2016).

(e)(28)	Form of Director and Officer Indemnification Agreement between SJW Group and its officers and Board members (incorporated by reference to Exhibit 10.1 to Form 8-K filed by SJW Group on November 15, 2016).

*	Included in copy of Solicitation/Recommendation Statement on Schedule 14D-9 mailed to stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SJW GROUP

By:	/s/ Eric W. Thornburg
Name: Eric W. Thornburg
Title: Chairman of the Board, President and Chief Executive Officer

Dated: June 15, 2018